Copa Holdings Announces Fourth Quarter and Full Year Financial Results Release Schedule

PANAMA CITY, Jan. 31, 2011 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Fourth Quarter and Full Year 2010
Date:	February 10, 2010
Time:	After US markets close
This release will be available on our website: http://investor.shareholder.com/copa/results.cfm

Earnings Conference Call and Webcast
Date:	February 11, 2010
Time:	11:00 a.m. US EST (11:00 a.m. Local Time)
Conference telephone number:	877-293-5456 (US Domestic Callers)
707-287-9357 (International Callers)
Webcast:	http://investor.shareholder.com/copa/events.cfm
Speakers:	Pedro Heilbron, Chief Executive Officer
Victor Vial, Chief Financial Officer

Webcast listeners should access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download and install any necessary software.  If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings, through its Copa Airlines and Copa Airlines Colombia operating subsidiaries, is a leading Latin American provider of passenger and cargo services. Copa Airlines currently offers approximately 152 daily scheduled flights to 46 destinations in 25 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Copa Airlines Colombia provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Copa Colombia has international flights from Colombia to Caracas, Guayaquil, Quito, Mexico City, Cancun and Havana. For more information, visit www.copaair.com.

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CONTACT:  Joseph Putaturo – Panama, Director-Investor Relations, +1-507-304-2677